

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

VIA E-Mail
Ms. Sharon C. Kaiser
Chief Financial Officer
Sentio Healthcare Properties, Inc.
189 South Orange Avenue, Suite 1700
Orlando, Florida 32801

      Re: **Sentio Healthcare Properties, Inc.**
               Form 10-K for the year ended December 31, 2013
               Filed on March 21, 2014
               File No. 000-53969

Dear Ms. Sharon C. Kaiser:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kevin Woody

                             Kevin R. Woody
                             Branch Chief